[LETTERHEAD OF CLIFFORD CHANCE US LLP]
November 15, 2006
VIA EDGAR
Owen Pinkerton
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cogdell Spencer Inc.
Registration Statement on Form S-3
Registration No. 333-138426
Filed on November 3, 2006
Dear Mr. Pinkerton:
     On behalf of our client, Cogdell Spencer Inc. (the “Company”), a Maryland corporation, we hereby specifically incorporate into the facing page of the Registration Statement on Form S-3, filed by the Company on November 3, 2006, the following language pursuant to Rule 473 of the Securities Act of 1933, as amended:
“The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”
     We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Andrew Epstein, 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).
Very truly yours,
/s/ Andrew Epstein
Andrew Epstein
cc: Frank C. Spencer